UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 5, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

The following documents are being submitted herewith:

•	Press Releases dated March 1, 2005.
•	Press Release dated March 24, 2005.
•	Press Release dated March 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: April 5, 2005	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge announces quarterly interest distribution for Preferred Securities

CALGARY, Alberta, March 1, 2005 — Enbridge Inc. today announced that a quarterly interest distribution of $0.4875 per security will be paid on the company’s 7.80% Preferred Securities, Series D, on March 31, 2005, to holders of record at the close of business on March 15, 2005.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses.

Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Contacts:

Investment Community	Media
Colin Gruending	Jim Rennie
(403) 231-5919	(403) 231-3931
e-mail: colin.gruending@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE

Enbridge Board recommends 2-for-1 stock split

CALGARY, Alberta, March 1, 2005 — Enbridge Inc. today announced that its Board of Directors will recommend that shareholders approve a two-for-one stock split at the Company’s Annual and Special Meeting of Shareholders on May 5, 2005. In addition to shareholder approval, the stock split is subject to required regulatory approvals. Upon completion of the stock split, the number of outstanding shares would double from approximately 174 million to 348 million. Enbridge’s last stock split occurred in May 1999.

“This proposed stock split reflects the Board’s and Management’s continued confidence in Enbridge’s business fundamentals,” said Enbridge President & Chief Executive Officer Patrick D. Daniel. “Enbridge shares would be more accessible to retail shareholders, which should broaden Enbridge’s shareholder base and enhance liquidity and trading of our common shares.”

If approved by shareholders on May 5, 2005, and subject to regulatory approvals, the record date for the stock split is expected to be May 20, 2005. As of that date, each shareholder of record would receive one additional common share for each common share he or she holds. Subject to the preceding approvals and pursuant to the rules of the Toronto Stock Exchange, Enbridge’s common shares would commence trading on a divided basis at the opening of business on or about May 18, 2005, which is the second trading day preceding the record date. Subject to similar approvals, the trading of the common shares on a divided basis on the New York Stock Exchange would occur on or about May 18 as well.

Enbridge will announce the results of the shareholder vote in respect of the proposed stock split on May 5, following the meeting and vote. If approved, it is anticipated that new Enbridge stock certificates would be mailed approximately May 27, 2005.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Media:
Jim Rennie
(403) 231-3931
jim.rennie@enbridge.com

Investment Community:
Colin Gruending
(403) 231-5919
colin.gruending@enbridge.com

NEWS RELEASE

David Arledge selected as next Chair of Enbridge Board of Directors

CALGARY, Alberta, March 24, 2005 — Enbridge Inc. announced today that effective May 5, 2005, David A. Arledge will become Chair of the Enbridge Board of Directors, subject to re-election to the Board at the May 5 annual and special meeting of shareholders. He succeeds Donald J. Taylor who is retiring as Chair after nine years in the position and 26 years as a Director of Enbridge.

Mr. Arledge joined the Enbridge Board in 2002 and is a member of the Audit, Finance & Risk Committee and Human Resources & Compensation Committee.

He served in a variety of executive positions in finance at Coastal Corporation from 1983 to 1993, and in senior executive and operating positions at Coastal until he retired as Chairman, President & Chief Executive Officer in early 2001. He also served as Vice-Chairman of the Board of Directors of El Paso Corporation following the merger of El Paso and Coastal in early 2001, leaving there in November 2001.

“Mr. Arledge brings a wealth of knowledge and experience to the position of Board Chair,” said Enbridge President & Chief Executive Officer Patrick D. Daniel. “His extensive background in finance, energy and energy delivery makes him an excellent choice to succeed Mr. Taylor, who has served Enbridge and its shareholders so well for so long.”

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Contacts:

Investment Community	Media
Colin Gruending	Jim Rennie
(403) 231-5919	(403) 231-3931
e-mail: colin.gruending@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE

Enbridge acquires full interest in Garden Banks Gas Pipeline

CALGARY, Alberta, March 28, 2005 — Enbridge Inc. announced today that its wholly owned affiliate Enbridge (Offshore) Gas Transmission LLC has acquired the remaining 20% interest in Garden Banks Gas Pipeline, LLC, from an affiliate of Amerada Hess Corporation. The 30-inch diameter Garden Banks pipeline has a capacity of 1 billion cubic feet per day, and transports production originating from the Auger platform in Garden Banks Block 426, the Enchilada platform in Garden Banks Block 128, and the Baldpate platform in Garden Banks Block 260. The pipeline extends 50 miles from Garden Banks Block 128 to South Marsh Island Block 76 in the Gulf of Mexico offshore of Louisiana and interconnects with four interstate pipelines to move natural gas onshore.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Enbridge contacts:

Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com